The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these Notes, and it is not soliciting an offer to buy these Notes in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated January 4, 2018.

PRELIMINARY PRICING SUPPLEMENT No. U2564 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02 Dated January 4, 2018

Credit Suisse AG $• Trigger Autocallable Contingent Yield Notes

Linked to the performance of the Least Performing Underlying between the DAXK Index and the Russell 2000® Index due on or about January 18, 2023

Investment Description

Trigger Autocallable Contingent Yield Notes (the “Notes”) are senior, unsecured obligations of Credit Suisse AG, acting through its London branch (“Credit Suisse” or the “Issuer”) linked to the performance of the Least Performing Underlying between the DAXK Index and the Russell 2000® Index (each an “Underlying” and together the “Underlyings”). Credit Suisse will pay you a Contingent Coupon if the Closing Levels of all the Underlyings on the applicable Observation Date (including the Final Valuation Date) are equal to or greater than their respective Coupon Barriers. Otherwise, no Contingent Coupon will be payable with respect to that Observation Date. Credit Suisse will automatically call the Notes prior to maturity if the Closing Level of each Underlying on any Observation Date beginning after one year (other than the Final Valuation Date) is equal to or greater than its respective Initial Underlying Level.  If the Notes are called, Credit Suisse will pay you the principal amount of your Notes plus the Contingent Coupon payable on the Coupon Payment Date immediately following the applicable Observation Date (the “Automatic Call Date”), and no further amounts will be owed to you under the Notes. The Underlying with the greatest percentage decline from its Initial Underlying Level to its Final Underlying Level is the “Least Performing Underlying.” If the Notes are not called prior to maturity and the Final Underlying Level of the Least Performing Underlying is equal to or greater than its Downside Threshold, Credit Suisse will pay you a cash payment at maturity equal to the principal amount of your Notes.  If the Notes are not called prior to maturity and the Final Underlying Level of the Least Performing Underlying is less than its Downside Threshold, Credit Suisse will pay you less than the full principal amount of your Notes, if anything, resulting in a loss on your principal that is proportionate to the depreciation of the Least Performing Underlying from its Initial Underlying Level to its Final Underlying Level.  In that case, you will lose a substantial portion and possibly all of your investment. Investing in the Notes involves significant risks. You will lose some or all of your investment if the Notes are not called and the Final Underlying Level of the Least Performing Underlying is less than its Downside Threshold. The Downside Threshold is observed only on the Final Valuation Date and the contingent repayment of principal applies only if you hold the Notes to maturity. The Notes will not pay a Contingent Coupon for a quarter if the Closing Level of any Underlying is below its Coupon Barrier on the applicable Observation Date. Generally, the higher the Contingent Coupon Rate on a Note, the greater the risk of loss on that Note. Credit Suisse will automatically call the Notes on any Observation Date after one year (other than the Final Valuation Date) only if both of the Underlyings close at or above their respective Initial Underlying Level on such Observation Date. Any payment on the Notes, including any repayment of principal, is subject to the ability of Credit Suisse to pay its obligations as they become due. If Credit Suisse were to default on its obligations, you may not receive any amounts owed to you under the Notes.

Features	Key Dates*

☐	Contingent Coupon — Subject to Automatic Call, Credit Suisse will pay you a Contingent Coupon if the Closing Level of each Underlying on the applicable Observation Date is equal to or greater than its respective Coupon Barrier. Otherwise, no coupon will be paid for that quarter.
☐	Automatically Callable — Credit Suisse will automatically call the Notes and pay you the principal amount of your Notes plus the Contingent Coupon payable for that quarter on the Coupon Payment Date immediately following the applicable Observation Date if the Closing Level of each Underlying on any Observation Date beginning after one year (other than the Final Valuation Date) is equal to or greater than its respective Initial Underlying Level. If the Notes are not called, investors may be exposed to the depreciation of the Least Performing Underlying at maturity.
☐	Contingent Repayment of Principal Amount at Maturity — If the Notes have not been called and the Final Underlying Level of the Least Performing Underlying is equal to or greater than its Downside Threshold, Credit Suisse will pay you the full principal amount at maturity. If the Final Underlying Level of the Least Performing Underlying is less than its Downside Threshold, Credit Suisse will pay you less than your principal amount, if anything, resulting in a loss of your principal that will be proportionate to the full depreciation of the Least Performing Underlying from its Initial Underlying Level to its Final Underlying Level. The Downside Threshold is observed on the Final Valuation Date and the contingent repayment of your principal applies only at maturity. Any payment on the Notes, including any repayment of principal, is subject to the ability of Credit Suisse to pay its obligations as they become due.

Trade Date*	January 12, 2018
Settlement Date*	January 18, 2018
Observation Dates**	See page 8 (callable after one year)
Final Valuation Date**	January 12, 2023
Maturity Date**	January 18, 2023
*	Expected. See page 5 for additional details.
**	Subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.” If the Maturity Date is not a business day, the Redemption Amount will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO PAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES CAN EXPOSe YOUR INVESTMENT TO THE FULL DEPRECIATION OF THE Least PERFORMING Underlying FROM ITS INITIAL UNDERLYING LEVEL TO ITS FINAL UNDERLYING LEVEL. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF Credit Suisse. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.  YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 9 AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-3 OF ANY ACCOMPANYING PRODUCT SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES. the notes will not be listed on any exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, any product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

Note Offering

These key terms relate to Notes linked to the Least Performing Underlying between the DAXK Index and the Russell 2000® Index. The Contingent Coupon Rate, Initial Underlying Levels, Downside Thresholds and Coupon Barriers for the Notes will be set on the Trade Date. The Notes are offered at a minimum investment of 100 Notes at $10 per Note (representing a $1,000 investment), and integral multiples of $10 in excess thereof.

Underlyings	Tickers	Contingent Coupon Rate	Initial Underlying Levels	Downside Thresholds	Coupon Barriers	CUSIP	ISIN
DAXK Index	DAXK	Between 6.40% and 7.40% per annum	•	70% of the Initial Underlying Level	70% of the Initial Underlying Level	22549E127	US22549E1275
Russell 2000® Index	RTY		•	70% of the Initial Underlying Level	70% of the Initial Underlying Level

Credit Suisse currently estimates the value of each $10 principal amount of the Notes on the Trade Date will be between $9.55 and $9.80 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the Notes (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Key Risks” in this pricing supplement.

See “Additional Information about Credit Suisse and the Notes” on page 2. The Notes will have the terms set forth in any accompanying product supplement, prospectus supplement and prospectus and this pricing supplement.

The Notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Offering of Notes	Price to Public		Underwriting Discount and Commissions(1)		Proceeds to Credit Suisse AG
	Total	Per Note	Total	Per Note	Total	Per Note
Notes linked to the performance of the Least Performing Underlying between the DAXK Index and the Russell 2000® Index	$•	$10	$•	$0.25	$•	$9.75

(1) UBS Financial Services Inc. will act as distributor for the Notes. The distributor will receive a fee from Credit Suisse or one of our affiliates of $0.25 per $10 principal amount of Notes. For more detailed information, please see “Supplemental Plan of Distribution” in this pricing supplement.

UBS Financial Services Inc.

Additional Information about Credit Suisse and the Notes

You should read this pricing supplement together with the underlying supplement dated June 30, 2017, the product supplement dated June 30, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these Notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Underlying Supplement dated June 30, 2017: http://www.sec.gov/Archives/edgar/data/1053092/000095010317006313/dp77765_424b2-undsupp.htm

♦	Product Supplement No. I–B dated June 30, 2017: http://www.sec.gov/Archives/edgar/data/1053092/000095010317006316/dp77781_424b2-ib.htm

♦	Prospectus Supplement and Prospectus dated June 30, 2017: http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

The Notes are senior, unsecured obligations of Credit Suisse and will rank pari passu with all of our other senior unsecured obligations.

In the event the terms of the Notes described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, any product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

This pricing supplement, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the Notes and the owner of any beneficial interest in the Notes, amend the Notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Key Risks” in this pricing supplement and “Risk Factors” in any accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the Notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the Notes.

Prohibition of Sales to EEA Retail Investors

The Notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii) not a qualified investor as defined in Directive 2003/71/EC; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes offered so as to enable an investor to decide to purchase or subscribe the Notes.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Investor Suitability

The Notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦	You can tolerate a loss of all or a substantial portion of your investment and you are willing to make an investment that may be exposed to the depreciation of the Least Performing Underlying from its Initial Underlying Level to its Final Underlying Level.

♦	You understand that your return will be based on the Underlying Return of the Least Performing Underlying, you will not benefit from the performance of any other Underlying, and you will be fully exposed to the risk of fluctuations in the level of each Underlying.

♦	You believe the Closing Level of each Underlying will be equal to or greater than its respective Coupon Barrier on each of the Observation Dates, and you believe the Final Underlying Level of the Least Performing Underlying will be equal to or greater than its Downside Threshold.

♦	You understand and accept that you will not participate in any appreciation in the levels of the Underlyings, which may be significant, and that your potential return is limited to the Contingent Coupons, if any, that are based on the Contingent Coupon Rate listed on the cover hereof.

♦	You would be willing to invest in the Notes based on the Contingent Coupon Rate, Downside Thresholds and Coupon Barriers specified on the cover hereof (the actual Contingent Coupon Rate, Downside Thresholds and Coupon Barriers will be set on the Trade Date).

♦	You are willing to forgo any dividends paid on the equity securities included in the Underlyings.

♦	You do not seek guaranteed current income from your investment.

♦	You are willing to invest in securities that are subject to potential Automatic Call after one year and are otherwise willing to hold such securities to maturity, and you accept that there may be little or no secondary market for the Notes.

♦	You understand and accept the risks associated with the Underlyings.

♦	You are willing to assume the credit risk of Credit Suisse for all payments under the Notes, and you understand that the payment of any amount due on the Notes is subject to the credit risk of Credit Suisse.

The Notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦	You seek an investment designed to provide a full return of principal at maturity.

♦	You cannot tolerate a loss of all or a substantial portion of your investment, and you are unwilling to make an investment that may be exposed to the depreciation of the Least Performing Underlying from its Initial Underlying Level to its Final Underlying Level.

♦	You are unwilling to accept that your return will be based on the Least Performing Underlying, you will not benefit from the performance of any other Underlying and you will be fully exposed to the risk of fluctuations in the level of each Underlying.

♦	You believe that any one of the Underlyings will close below its Coupon Barrier on the Observation Dates, or you believe the Final Underlying Level of the Least Performing Underlying will be less than its Downside Threshold.

♦	You seek an investment that participates in the full appreciation in the level of the Underlyings, and whose return is not limited to the Contingent Coupons, if any, that are based on the Contingent Coupon Rate listed on the cover hereof.

♦	You would be unwilling to invest in the Notes based on the Contingent Coupon Rate, Downside Thresholds and Coupon Barriers specified on the cover hereof (the actual Contingent Coupon Rate, Downside Thresholds and Coupon Barriers will be set on the Trade Date).

♦	You seek guaranteed current income from your investment.

♦	You prefer to receive the dividends paid on the equity securities included in the Underlyings.

♦	You are unable or unwilling to hold securities that are subject to potential Automatic Call after one year months or are otherwise unable or unwilling to hold such securities to maturity, or you seek an investment for which there will be an active secondary market for the Notes.

♦	You do not understand or accept the risks associated with the Underlyings.

♦	You are unwilling to assume the credit risk of Credit Suisse for all payments under the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 8 of this pricing supplement for risks related to an investment in the Notes. For more information on the Underlyings, see “The Underlyings” in this pricing supplement.

Key Terms

Issuer	Credit Suisse AG (“Credit Suisse”), acting through its London branch.
Principal Amount	$10 per Note
Term	Approximately five years, unless called earlier. In the event that we make any change to the expected Trade Date and Settlement Date, the calculation agent may adjust (i) the Observation Dates to ensure that the term between each Observation Date remains the same and/or (ii) Final Valuation Date and Maturity Date to ensure that the stated term of the Notes remains the same.
Underlyings	DAXK Index and the Russell 2000® Index
Contingent Coupon

If the Closing Level of each Underlying is equal to or greater than its respective Coupon Barrier on any Observation Date, Credit Suisse will pay you the Contingent Coupon applicable to such Observation Date.

If the Closing Level of any Underlying is less than its respective Coupon Barrier on any Observation Date, the Contingent Coupon applicable to such Observation Date will not be paid and you will not receive any payment in respect of such Observation Date on the immediately following Coupon Payment Date or on any other date.

The table below sets forth the Contingent Coupon amount (based on the Contingent Coupon Rate expected to be between 6.40% and 7.40% per annum) that would be applicable to each Observation Date on which the Closing Level of each Underlying is greater than or equal to its respective Coupon Barrier. The actual Contingent Coupon Rate will be determined on the Trade Date.

Contingent Coupon (per Note) DAXK Index and Russell 2000® Index
Between $0.16 and $0.185 per quarter
Contingent Coupons on the Notes are not guaranteed. Credit Suisse will not pay you the Contingent Coupon for any Observation Date on which the Closing Level of any Underlying is less than its Coupon Barrier.
Contingent	The Contingent Coupon rate is expected

Coupon Rate	to be between 6.40% and 7.40% per annum for Notes linked to the Least Performing Underlying between the DAXK Index and the Russell 2000® Index. The actual Contingent Coupon Rate will be determined on the Trade Date.
Automatic Call Provision

The Notes will be automatically called if the Closing Level of each Underlying on any Observation Date beginning January 14, 2019 (other than the Final Valuation Date) is equal to or greater than its respective Initial Underlying Level.

If the Notes are called on any Observation Date (beginning January 14, 2019), on the Coupon Payment Date immediately following the relevant Observation Date (the “Automatic Call Date”), Credit Suisse will pay you a cash payment per Note equal to your principal amount plus the Contingent Coupon payable on that Coupon Payment Date.  No further amounts will be owed to you under the Notes.

The Notes will not be subject to an Automatic Call on an Observation Date beginning January 14, 2019 (other than the Final Valuation Date) if the Closing Level of any Underlying on such Observation Date is below its Initial Underlying Level.

Payment at Maturity if not called (per Note)

If the Notes are not called and the Final Underlying Level of the Least Performing Underlying is equal to or greater than its Downside Threshold, on the Maturity Date Credit Suisse will pay you a cash payment per Note equal to $10.

If the Notes are not called and the Final Underlying Level of the Least Performing Underlying is less than its Downside Threshold, on the Maturity Date, Credit Suisse will pay you less than the principal amount, if anything, resulting in a loss on your initial investment that is proportionate to the depreciation in the Underlying Return of the Least Performing Underlying, for an amount equal to:

$10 + ($10 × Underlying Return of the Least Performing Underlying)

You will lose some or all of your principal amount if the Notes are not called and the Final Underlying Level of the Least Performing Underlying is less than its Downside Threshold.

Key Terms

Least Performing Underlying	The Underlying with the lowest Underlying Return.
Underlying Return	For each Underlying, calculated as follows: Final Underlying Level – Initial Underlying Level Initial Underlying Level
Downside Threshold	A percentage of the Initial Underlying Level of each Underlying, as specified on the cover of this pricing supplement.
Coupon Barrier	A percentage of the Initial Underlying Level of each Underlying, as specified on the cover of this pricing supplement.
Initial Underlying Level	The Closing Level of each Underlying on the Trade Date. In the event that the Closing Level for any Underlying is not available on the Trade Date, the Initial Underlying Level for such Underlying will be determined on the immediately following trading day on which a Closing Level is available.
Final Underlying Level	The Closing Level of each Underlying on the Final Valuation Date, as determined by the calculation agent.

Closing Level	The Closing Level of the DAXK Index and the Russell 2000® Index on any trading day will be the closing level of such Underlying on such trading day, as determined by the calculation agent by reference to (i) Bloomberg Financial Services (“Bloomberg”) or any successor reporting service, or (ii) if Bloomberg or such successor reporting service does not publish the closing level on such trading day, the index sponsor.
Observation Dates	The first Observation Date will occur on April 12, 2018; Observation Dates will occur thereafter as listed in the “Observation Dates/Coupon Payment Dates” section below. The final Observation Date, January 12, 2023, will be the “Final Valuation Date.”
Coupon Payment Dates	The first Coupon Payment Date will occur on April 16, 2018; Coupon Payment Dates will occur thereafter as listed in the “Observation Dates/Coupon Payment Dates” section below, except that the Coupon Payment Date for the Final Valuation Date is the Maturity Date.

Supplemental Terms of the Notes

For purposes of the Notes offered by this pricing supplement, all references to each of the following defined terms used in any accompanying product supplement will be deemed to refer to the corresponding defined term used in this pricing supplement, as set forth in the table below:

Product Supplement Defined Term	Pricing Supplement Defined Term
Knock-In Level	Downside Threshold
Lowest Performing Underlying	Least Performing Underlying
Valuation Date	Final Valuation Date
Initial Level	Initial Underlying Level
Final Level	Final Underlying Level

Investment Timeline

Trade Date	The Contingent Coupon Rate is set, the Initial Underlying Level of each Underlying is observed, and the Downside Threshold and Coupon Barrier for each Underlying are determined.

Each Observation Date, including the Final Valuation Date (callable after one year)

If the Closing Level of each Underlying is equal to or greater than its respective Coupon Barrier on any Observation Date, Credit Suisse will pay you a Contingent Coupon on the applicable Coupon Payment Date.

The Notes will be called if the Closing Level of each Underlying on any Observation Date on or after January 14, 2019 (other than the Final Valuation Date) is equal to or greater than its respective Initial Underlying Level. If the Notes are called, Credit Suisse will pay you a cash payment per Note equal to $10 plus the Contingent Coupon payable on the Automatic Call Date.

Maturity Date

The Final Underlying Level of each Underlying is observed on the Final Valuation Date.

If the Notes have not been called and the Final Underlying Level of the Least Performing Underlying is equal to or greater than its Downside Threshold, on the Maturity Date, Credit Suisse will pay you a cash payment per Note equal to $10.

If the Notes have not been called and the Final Underlying Level of the Least Performing Underlying is less than its Downside Threshold, Credit Suisse will pay you less than the principal amount, if anything, resulting in a loss on your initial investment proportionate to the depreciation of the Least Performing Underlying from its Initial Underlying Level to its Final Underlying Level, for an amount equal to:

$10 + ($10 × Underlying Return of the Least Performing Underlying)
per Note

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO CREDIT SUISSE’S ABILITY TO PAY ITS OBLIGATIONS AS THEY BECOME DUE. IF CREDIT SUISSE WERE TO DEFAULT ON ITS OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES.

The Notes will not pay a Contingent Coupon if the Closing Level of any Underlying is below its Coupon Barrier on the applicable Observation Date. The Notes will not be subject to an Automatic Call on an Observation Date if the Closing Level of any Underlying on such Observation Date is below its Initial Underlying Level. If the Notes are not called, you will lose some or all of your investment at maturity if the Final Underlying Level of the Least Performing Underlying is less than its Downside Threshold.

Observation Dates(1) and Coupon Payment Dates(2)(3)
Observation Dates	Coupon Payment Dates	Observation Dates	Coupon Payment Dates
April 12, 2018*	April 16, 2018*	October 13, 2020	October 15, 2020
July 12, 2018*	July 16, 2018*	January 12, 2021	January 14, 2021
October 12, 2018*	October 16, 2018*	April 12, 2021	April 14, 2021
January 14, 2019*	January 16, 2019*	July 12, 2021	July 14, 2021
April 12, 2019	April 16, 2019	October 12, 2021	October 14, 2021
July 12, 2019	July 16, 2019	January 12, 2022	January 14, 2022
October 15, 2019	October 17, 2019	April 12, 2022	April 14, 2022
January 13, 2020	January 15, 2020	July 12, 2022	July 14, 2022
April 14, 2020	April 16, 2020	October 12, 2022	October 14, 2022
July 13, 2020	July 15, 2020	January 12, 2023**	January 18, 2023**

*	The Notes are not callable until the fourth Observation Date, which is January 14, 2019.

**	The Notes are not callable on the Final Valuation Date.

(1)	Each subject to postponement as described in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”

(2)	Each subject to the modified following business day convention and subject to postponement as described in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”

(3)	Contingent Coupons will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Coupon Payment Date, provided that the Contingent Coupon payable upon Automatic Call or at maturity, as applicable, will be payable to the person to whom the principal amount upon Automatic Call or the Payment at Maturity, is payable.

Key Risks

An investment in the offering of the Notes involves significant risks. Investing in the Notes is not equivalent to investing in the Underlyings. Some of the risks that apply to the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes in the “Risk Factors” section of any accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	You may receive less than the principal amount at maturity — You may receive less at maturity than you originally invested in the Notes. If the Final Underlying Level of any Underlying is less than its Downside Threshold, you will be fully exposed to any depreciation in the Least Performing Underlying and will incur a loss proportionate to the Underlying Return of the Least Performing Underlying. In this case, at maturity, the amount Credit Suisse will pay you will be less than the principal amount of the Notes and you could lose your entire investment. It is not possible to predict whether the Final Underlying Level of the Least Performing Underlying will be less than its Downside Threshold, and in such event, by how much the Final Underlying Level of the Least Performing Underlying will decrease in comparison to its Initial Underlying Level. Any payment on the Notes is subject to our ability to pay our obligations as they become due.

♦	Regardless of the amount of any payment you receive on the Notes, your actual yield may be different in real value terms — Inflation may cause the real value of any payment you receive on the Notes to be less at maturity than it is at the time you invest. An investment in the Notes also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

♦	The Notes are subject to the credit risk of Credit Suisse — Investors are dependent on our ability to pay all amounts due on the Notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the Notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the Notes prior to maturity.

♦	Return on the Notes is limited to the sum of any Contingent Coupons and you will not participate in any appreciation of the applicable Underlying — The return potential of the Notes is limited to the specified Contingent Coupon Rate, regardless of any appreciation in the level of the applicable Underlying, which may be significant. In addition, the total return on the Notes will vary based on the number of Observation Dates on which the requirements for a Contingent Coupon have been met prior to maturity or an automatic call. Further, if the Notes are called, you will not receive any Contingent Coupons or any other payments in respect of any Observation Dates after the applicable Coupon Payment Date and you may be unable to invest in other notes with a similar level of risk that provide you with the opportunity to be paid the same coupons as the Notes. Because the Notes could be called as early as the fourth Observation Date, the total return on the Notes could be minimal. If the Notes are not called, you may be subject to the applicable Underlying’s risk of decline even though you are not able to participate in any potential appreciation in the level of the applicable Underlying. Generally, the longer the Notes remain outstanding, the less likely it is that they will be automatically called or that the level of the applicable Underlying will remain greater than or equal to the Coupon Barrier and Downside Threshold. This is due to the decline in the level of the applicable Underlying and the shorter time remaining for the level of the applicable Underlying to recover to or above the Coupon Barrier and Downside Threshold on a subsequent Observation Date or the Final Valuation Date, respectively. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the applicable Underlying, a traditional debt security that pays interest at prevailing market rates or an investment that allows for participation in any appreciation of the applicable Underlying.

♦	You may not receive any Contingent Coupons — Credit Suisse will not necessarily pay periodic coupons on the Notes. If the Closing Level of any one of the Underlyings on an Observation Date is less than its respective Coupon Barrier, Credit Suisse will not pay you the Contingent Coupon applicable to such Observation Date. If the Closing Level of any one of the Underlyings is less than its respective Coupon Barrier on each of the Observation Dates, Credit Suisse will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Notes.

♦	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate a greater risk of loss — “Volatility” refers to the frequency and magnitude of changes in the level of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the level of any Underlying could be less than its Coupon Barrier or Downside Threshold on any Observation Date or on the Valuation Date, respectively, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as lower Coupon Barriers or Downside Thresholds) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, relatively lower Coupon Barriers or Downside Thresholds may not necessarily indicate that you will receive a Contingent Coupon on any Coupon Payment Date or that the Notes have a greater likelihood of a return of principal at maturity. The volatilities of the Underlyings can change significantly over the term of the Notes. The levels of the Underlyings for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlyings and the potential to lose a significant amount of your principal at maturity.

♦	The Notes are subject to a potential Automatic Call, which exposes you to reinvestment risk — The Notes are subject to a potential Automatic Call. If the Notes are automatically called prior to the Maturity Date, you may be unable to invest in other Notes with a similar level of risk that provide you with the opportunity to be paid the same coupons as the Notes.

♦	An Automatic Call would limit your opportunity to be paid Contingent Coupons over the full term of the Notes — The Notes are subject to a potential Automatic Call. If the Closing Level of each Underlying on any Observation Date beginning January 14, 2019 (other than the Final Valuation Date) is equal to or greater than its respective Initial Underlying Level, the Notes will be automatically called and you will receive a cash payment equal to the principal amount of the Notes you hold and the Contingent Coupon payable on that Coupon Payment Date, and no further payments will be made in respect of the Notes. In this case, you will lose the opportunity to continue to be paid Contingent Coupons from the Automatic Call Date to the scheduled Maturity Date.

♦	Because the Notes are linked to the performance of more than one Underlying, there is a greater risk of Contingent Coupons not being paid and of you sustaining a significant loss on your investment — The risk that you will not receive any Contingent Coupons and lose some or all of your initial investment in the Notes at maturity is greater if you invest in the Notes as opposed to substantially similar Notes that are linked to the performance of fewer Underlyings. With two Underlyings, it is more likely that the Closing Level of any Underlying will be less than its Coupon Barrier on an Observation Date or less than its Downside Threshold on the Final Valuation Date. Therefore it is more likely that you will not receive any Contingent Coupons and that you will suffer a significant loss on your investment at maturity.

In addition, movements in the values of the Underlyings may be correlated or uncorrelated at different times during the term of the Notes, and such correlation (or lack thereof) could have an adverse effect on your return on the Notes. The correlation of a pair of Underlyings represents a statistical measurement of the degree to which the ratios of the returns of those Underlyings were similar to each other over a given period of time. The correlation between a pair of Underlyings is scaled from 1.0 to -1.0, with 1.0 indicating perfect positive correlation (i.e., the value of both Underlyings are increasing together or decreasing together and the ratio of their daily returns has been constant), 0 indicating no correlation (i.e., there is no statistical relationship between the daily returns of that pair of Underlyings) and -1.0 indicating perfect negative correlation (i.e., as the value of one Underlying increases, the value of the other Underlying decreases and the ratio of their daily returns has been constant).

The lower (or more negative) the correlation between two Underlyings, the less likely it is that those Underlyings will move in the same direction and, therefore, the greater the potential for one of those Underlyings to close below its Coupon Barrier or Downside Threshold on an Observation Date or the Final Valuation Date, respectively. This is because the less positively correlated a pair of Underlyings are, the greater the likelihood that at least one of the Underlyings will decrease in value. This results in a greater potential for a Contingent Coupon not to be paid during the term of the Notes and for a loss of principal at Maturity. However, even if two Underlyings have a higher positive correlation, one or both of those Underlyings might close below its Coupon Barrier or Downside Threshold on an Observation Date or the Final Valuation Date, as both of those Underlyings may decrease in value together.

Credit Suisse determines the Contingent Coupon Rate for the Notes based, in part, on the correlation among the Underlyings, calculated using internal models at the time the terms of the Notes are set. As discussed above, increased risk resulting from lower correlation will be reflected in a higher Contingent Coupon Rate than would be payable on notes that have a higher degree of correlation.

♦	Your return will be based on the individual return of each Underlying — Unlike notes linked to a basket of underlyings, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a basket, in which case the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying. The amount payable on the Notes, if any, depends on the performance of the Least Performing Underlying regardless of the performance of any other Underlying. You will bear the risk that any of the Underlyings will perform poorly.

♦	The Notes are linked to the Russell 2000® Index and are subject to the risks associated with small-capitalization companies — The Russell 2000® Index is composed of equity securities issued by companies with relatively small market capitalization. These equity securities often have greater stock price volatility, lower trading volume and less liquidity than the equity securities of large-capitalization companies, and are more vulnerable to adverse business and economic developments than those of large-capitalization companies. In addition, small-capitalization companies are typically less established and less stable financially than large-capitalization companies. These companies may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products. Therefore, the Russell 2000® Index may be more volatile than it would be if it were composed of equity securities issued by large-capitalization companies.

♦	The closing level of the DAXK Index will not be adjusted for changes in exchange rates relative to the U.S. dollar even though the equity securities included in the DAXK Index are traded in a foreign currency and the securities are denominated in U.S. dollars — The value of your securities will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the equity securities included in the DAXK Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the securities, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

♦	Foreign securities markets risk — Some or all of the assets included in the DAXK Index are issued by foreign companies and trade in foreign securities markets. Investments in the securities therefore involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, foreign companies are generally subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The equity securities included in the DAXK Index may be more volatile than domestic equity securities and may be subject to different political, market, economic, exchange rate, regulatory and other risks, including changes in foreign governments, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of foreign countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. These factors may adversely affect the values of the equity securities included in the DAXK Index, and therefore the performance of the DAXK Index and the value of the securities.

♦	Hedging and trading activity — We, any dealer or any of our or their respective affiliates may carry out hedging activities related to the Notes, including in instruments related to the Underlyings. We, any dealer or our or their respective affiliates may also trade instruments related to the Underlyings from time to time. Any of these hedging or trading activities on or prior to the Trade Date and during the term of the Notes could adversely affect our payment to you at maturity.

♦	The estimated value of the Notes on the Trade Date may be less than the Price to Public — The initial estimated value of your Notes on the Trade Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the Notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the Notes and the cost of hedging our risks as issuer of the Notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the Notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the Notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the Notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the Notes can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the Notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the Notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

♦	Effect of interest rate used in structuring the Notes — The internal funding rate we use in structuring securities such as these Notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the Notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the Notes. We will also use our internal funding rate to determine the price of the Notes if we post a bid to repurchase your Notes in secondary market transactions. See “—Secondary Market Prices” below.

♦	Secondary market prices — If Credit Suisse (or an affiliate) bids for your Notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the Notes on the Trade Date. The estimated value of the Notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the Notes in the secondary market (if any exists) at any time. The secondary market price of your Notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your Notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the Notes and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your Notes will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your Notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your Notes may be lower than the price at which we may repurchase the Notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the Notes from you at a price that will exceed the then-current estimated value of the Notes. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately six months.

The Notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your Notes to maturity.

♦	Credit Suisse is subject to Swiss regulation — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the Notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the Notes.

♦	Lack of liquidity — The Notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes when you wish to do so. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the Notes. If you have to sell your Notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss. The full repayment of principal is contingent upon an Automatic Call or, if the Notes are not called, the Final Underlying Level of the Least Performing Underlying being equal to or greater than its Downside Threshold. Because the Downside Thresholds are observed only on the Final Valuation Date, if you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss even if the levels of all of the Underlyings are above their respective Downside Thresholds at that time.

♦	Potential conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent, hedging our obligations under the Notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the Notes. Further, hedging activities may adversely affect any payment on or the value of the Notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the Notes, which creates an additional incentive to sell the Notes to you.

♦	Unpredictable economic and market factors will affect the value of the Notes — The payout on the Notes can be replicated using a combination of the components described in “The estimated value of the Notes on the Trade Date may be less than the Price to Public.” Therefore, in addition to the level of any Underlying, the terms of the Notes at issuance and the value of the Notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general, such as:

o	the expected and actual volatility of the Underlyings;

o	the expected and actual correlation, if any, between the Underlyings;

o	the time to maturity of the Notes;

o	the dividend rate on the equity securities included in the Underlyings;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the components included in the Underlyings or markets generally and which may affect the levels of the Underlyings; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your Notes prior to maturity, and such price could be less than your initial investment and significantly different than the amount expected at maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

♦	No ownership rights relating to the Underlyings — Your return on the Notes will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlyings. The return on your investment, which is based on the percentage change in the Underlyings, is not the same as the total return you would receive based on the purchase of the equity securities that comprise the Underlyings.

♦	No dividend payments or voting rights — As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlyings. Further, the performance of the Underlyings will not include these dividends or distributions and does not contain a "total return" feature.

♦	The U.S. federal tax consequences of an investment in the Notes are unclear — There is no direct legal authority regarding the proper U.S. federal tax treatment of the Notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the Notes are uncertain, and the IRS or a court might not agree with the treatment of the Notes as described in “United States Federal Tax Considerations” below. If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the Notes, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the Notes, possibly retroactively.

Hypothetical Examples of How the Notes Might Perform

Hypothetical terms only. Actual terms may vary. See the cover page for actual offering terms.

The examples below illustrate the payment of Contingent Coupons (if any) and payments upon Automatic Call (if any) or at maturity for a hypothetical offering of the Notes under various scenarios, with the assumptions set forth below (the actual terms for the Notes offering will be determined on the Trade Date). Numbers in the examples and table below have been rounded for ease of analysis.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the total payment on the Notes per $10 principal amount to the $10 Price to Public. You should not take these examples or the table below as an indication or assurance of the expected performance of the Underlyings. You should consider carefully whether the Notes are suitable to your investment goals. Any payment on the Notes is subject to our ability to pay our obligations as they become due.

Principal Amount:	$10
Term:	Approximately five years
Contingent Coupon Rate:	6.40% per annum (or 1.60% per quarter), the bottom of the expected range as set forth on the cover of this pricing supplement
Contingent Coupon:	$0.16 per quarter
Automatic Call:	Callable after one year
Initial Underlying Level:
Underlying A:	6100
Underlying B:	1500
Coupon Barrier:
Underlying A:	4270 (70% of the Initial Underlying Level)
Underlying B:	1050 (70% of the Initial Underlying Level)
Downside Threshold:
Underlying A:	4270 (70% of the Initial Underlying Level)
Underlying B:	1050 (70% of the Initial Underlying Level)

Example 1 — Notes are called on the Fourth Observation Date

Date	Closing Level	Payment (per Note)
First Observation Date	Underlying A: 5000 (at or above Coupon Barrier) Underlying B: 1200 (at or above Coupon Barrier)	Notes NOT callable; Contingent Coupon equals $0.16 on first Coupon Payment Date.
Second Observation Date	Underlying A: 4500 (at or above Coupon Barrier) Underlying B: 1300 (at or above Coupon Barrier)	Notes NOT callable; Contingent Coupon equals $0.16 on second Coupon Payment Date.
Third Observation Date	Underlying A: 5500 (at or above Coupon Barrier) Underlying B: 1000 (below Coupon Barrier)	Notes NOT callable; Issuer DOES NOT pay Contingent Coupon on third Coupon Payment Date.
Fourth Observation Date	Underlying A: 6500 (at or above Initial Underlying Level and Coupon Barrier) Underlying B: 1800 (at or above Initial Underlying Level and Coupon Barrier)	Notes called; Issuer pays principal plus Contingent Coupon of $0.16 on Automatic Call Date.
	Total Payment (per $10 Note)	$10.48 (4.80% total return)

Because the Closing Level of each Underlying is equal to or greater than the applicable Initial Underlying Level on the fourth Observation Date (which is approximately one year after the Trade Date and is the first Observation Date on which the Notes are callable), the Notes are called on the fourth Observation Date, and on the Automatic Call Date Credit Suisse will pay you a total of $10.16 per $10 principal amount (reflecting your principal amount plus the applicable Contingent Coupon). When added to the Contingent Coupon of $0.32 received on the prior Coupon Payment Dates, you will have received a total of $10.48 per $10 principal amount, a 4.80% total return on the Notes. You will not receive any further payments on the Notes.

Example 2 — Notes are NOT called and the Final Underlying Level of each Underlying is at or above its respective Downside Threshold and Coupon Barrier on the Final Valuation Date

Date	Closing Level	Payment (per Note)
First Observation Date	Underlying A: 4500 (at or above Coupon Barrier) Underlying B: 1200 (at or above Coupon Barrier)	Notes NOT callable; Contingent Coupon equals $0.16 on first Coupon Payment Date.
Second Observation Date	Underlying A: 5000 (at or above Coupon Barrier) Underlying B: 1300 (at or above Coupon Barrier)	Notes NOT callable; Contingent Coupon equals $0.16 on second Coupon Payment Date.
Third Observation Date	Underlying A: 5100 (at or above Coupon Barrier) Underlying B: 900 (below Coupon Barrier)	Notes NOT callable; Issuer DOES NOT pay Contingent Coupon on third Coupon Payment Date.
Fourth through Nineteenth Observation Dates	Underlying A: Various (all at or above Coupon Barrier; below Initial Underlying Level) Underlying B: Various (all below Coupon Barrier)	Notes NOT called; Issuer DOES NOT pay Contingent Coupon on any Coupon Payment Date immediately following the fourth through nineteenth Observation Dates.
Final Valuation Date

Underlying A: 5500 (at or above Coupon Barrier and Downside Threshold; below Initial Underlying Level)

Underlying B: 1300 (at or above Coupon Barrier and Downside Threshold; below Initial Underlying Level)

Notes NOT callable; Issuer pays principal plus Contingent Coupon of $0.16 on Maturity Date.
	Total Payment (per $10 Note)	$10.48 (4.80% total return)

Because the Closing Level of at least one Underlying was less than its respective Initial Underlying Level on each Observation Date on and after the fourth Observation Date (which is approximately one year after the Trade Date and is the first Observation Date on which the Notes are callable), the Notes are not called. Because the Final Underlying Level of each Underlying is equal to or greater than its respective Downside Threshold and Coupon Barrier, at maturity, Credit Suisse will pay you $10.16 per $10 principal amount, which is equal to your principal amount plus the Contingent Coupon due on the Final Valuation Date.

In addition, because the Closing Level of each Underlying was equal to or greater than its respective Coupon Barrier on the first and second Observation Dates, Credit Suisse will pay you Contingent Coupons of $0.16 on each of the immediately following Coupon Payment Dates. However, because the Closing Level of at least one Underlying was less than its Coupon Barrier on the third through final Observation Dates, you will not receive any Contingent Coupons on the immediately following Coupon Payment Dates. When added to the Contingent Coupons of $0.32 received on the prior Coupon Payment Dates, you will have received a total of $10.48 per $10 principal amount, a 4.80% total return on the Notes.

Example 3 — Notes are NOT called and the Final Underlying Level of the Least Performing Underlying is less than its Downside Threshold

Date	Closing Level	Payment (per Note)
First Observation Date	Underlying A: 4500 (all at or above Coupon Barrier) Underlying B: 1200 (all at or above Coupon Barrier)	Notes NOT callable; Contingent Coupon equals $0.16 on first Coupon Payment Date.
Second Observation Date	Underlying A: 5000 (all at or above Coupon Barrier) Underlying B: 1100 (all at or above Coupon Barrier)	Notes NOT callable; Contingent Coupon equals $0.16 on second Coupon Payment Date.
Third Observation Date	Underlying A: 4600 (all at or above Coupon Barrier) Underlying B: 800 (below Coupon Barrier)	Notes NOT callable; Issuer DOES NOT pay Contingent Coupon on third Coupon Payment Date.
Fourth through Nineteenth Observation Dates	Underlying A: Various (all at or above Coupon Barrier; below Initial Underlying Level) Underlying B: Various (all below Coupon Barrier)	Notes NOT called; Issuer DOES NOT pay Contingent Coupon on any Coupon Payment Date immediately following the fourth through the nineteenth Observation Dates.
Final Valuation Date	Underlying A: 5000 (at or above Downside Threshold and Coupon Barrier) Underlying B: 600 (below Downside Threshold and Coupon Barrier)	Notes NOT called; Issuer DOES NOT pay Contingent Coupon on Maturity Date, and Issuer pays less than the principal amount resulting in a loss proportionate to the depreciation of the Least Performing Underlying.
	Total Payment (per $10 Note)	$4.32 (56.80% loss)

Because the Closing Level of at least one Underlying is less than its respective Initial Underlying Level on each Observation Date on and after the fourth Observation Date (which is approximately one year after the Trade Date and is the first Observation Date on which the Notes are callable), the Notes are not called. Because the Final Underlying Level of at least one Underlying is less than its Downside Threshold, at maturity, Credit Suisse will pay you $4 per $10 principal amount, calculated as follows:

The Underlying Return of the Least Performing Underlying will equal:

Final Underlying Level of Underlying B – Initial Underlying Level of Underlying B

Initial Underlying Level of Underlying B

= −0.60

Payment at Maturity = $10 + ($10 × Underlying Return of the Least Performing Underlying)

= $10 + ($10 × –0.60) = $4

In addition, because the Closing Level of each Underlying was equal to or greater than its respective Coupon Barrier on the first and second Observation Dates, Credit Suisse will pay you a Contingent Coupon of $0.16 on each of the immediately following Coupon Payment Dates. However, because the Closing Level of at least one Underlying was less than its respective Coupon Barrier on the third through final Observation Dates (including the Final Valuation Date), the Issuer will not pay any Contingent Coupon on the immediately following Coupon Payment Dates (including the Maturity Date). When added to the Contingent Coupons of $0.32 received on the prior Coupon Payment Dates, you will have received a total of $4.32 per $10 principal amount, a 56.80% total loss on the Notes.

Hypothetical Payment at Maturity excluding any Contingent Coupons

The table below assumes the Notes are not called prior to the Final Valuation Date and illustrates, for a $10 investment in the Notes, hypothetical Payments at Maturity for a hypothetical range of Underlying Returns of the Least Performing Underlying, excluding Contingent Coupons, if any. If the Notes are not called and the Final Underlying Level of each Underlying is equal to or greater than its respective Downside Threshold and Coupon Barrier, on the Maturity Date Credit Suisse will pay you a cash payment per Note equal to $10 plus the Contingent Coupon payable. You should consider carefully whether the Notes are suitable to your investment goals. Any payment on the Notes is subject to our ability to pay our obligations as they become due. The numbers appearing in the tables and examples below have been rounded for ease of analysis.

Percentage Change from the Initial Underlying Level to the Final Underlying Level of the Least Performing Underlying	Underlying Return of the Least Performing Underlying	Payment at Maturity (excluding Contingent Coupons, if any)
100%	N/A	$10
90%	N/A	$10
80%	N/A	$10
70%	N/A	$10
60%	N/A	$10
50%	N/A	$10
40%	N/A	$10
30%	N/A	$10
20%	N/A	$10
10%	N/A	$10
0%	N/A	$10
−10%	−10%	$10
−20%	−20%	$10
−30%	−30%	$10
−31%	−31%	$6.90
−40%	−40%	$6
−50%	−50%	$5
−60%	−60%	$4
−70%	−70%	$3
−80%	−80%	$2
−90%	−90%	$1
−100%	−100%	$0

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the Notes may be used in connection with hedging our obligations under the Notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the Notes (including on any calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Underlyings and, as a result, could decrease the amount you may receive on the Notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

The Underlyings

The DAXK Index

All information contained in this pricing supplement regarding the DAXK Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, Deutsche Börse AG (“Deutsche Börse”). The DAXK Index is calculated, maintained and published by Deutsche Börse. Deutsche Börse has no obligation to continue to publish, and may discontinue publication of, the DAXK Index at any time.

The DAXK Index is reported by Bloomberg L.P. under the ticker symbol “DAXK.”

The DAXK Index is a free float-adjusted market capitalization-weighted index that consists of 30 of the largest and most actively traded companies listed on the FWB® Frankfurt Stock Exchange. These companies are selected from the continuously traded companies in the Prime Standard segment that meet certain selection criteria. To be listed in the Prime Standard, a company must meet minimum statutory requirements, which include the regular publication of financial reports, and must satisfy additional transparency requirements. The reference date of the DAXK Index is December 30, 1987.

The DAXK Index is capital-weighted, meaning the weight of any individual issue is proportionate to its respective share in the overall capitalization of all index component issuers. The weight of any single company is capped at 10% of the DAXK Index capitalization, measured quarterly. Weighting is based exclusively on the free float portion of the issued share capital of any class of shares involved. Both the number of shares included in the issued share capital and the free float factor are updated on one day each quarter (we refer to this date as the “chaining date” and to the process by which these updates are made as “chaining”). The DAXK Index is a price index, which measures the actual price performance and is adjusted only for income from subscription rights and special distributions.

Methodology of the DAXK Index

The Working Committee for Equity Indices and the Management Board of Deutsche Börse

The Working Committee for Equity Indices (the “Committee”) advises Deutsche Börse on all issues related to the DAXK Index, recommending changes to the composition of the DAXK Index on the basis of various principles and regulations. The Committee acts as an advisory body based on the basic principles mentioned and the rules of the guidelines. In this capacity, it can recommend any necessary adjustments to the rulebook.

The Committee consists of Deutsche Börse employees and representatives of leading national and international financial institutions. The Committee’s meetings usually take place on the fifth trading day in March, June, September and December. Extraordinary meetings may also be convened.

The so-called “equity index ranking” is published monthly by Deutsche Börse, containing all relevant data in respect of the key criteria order book turnover and market capitalization. This publication also serves the Committee as a basis for decision-making at its quarterly meetings. It is produced at the beginning of each month and published via the Internet.

The selection of companies in the DAXK Index is based on the quantitative criteria of order book volume and free float market capitalization. The reporting date for collecting data is the last trading day of the month for which the ranking list is created. The ranking list is created and published monthly by Deutsche Börse. On the basis of the ranking list, the Committee issues a recommendation of whether a company should be replaced and if so, which company should replace it.

Free Float

Free float refers to the freely tradeable shares of a company that are not held in fixed ownership. The following rules apply to determine the free float:

1. All shareholdings of an owner which, on an accumulated basis, account for at least 5% of a company’s share capital attributed to a class of shares are considered to be non-free float. Shareholdings of an owner also include shareholdings:

•	held by the family of the owner as defined by section §15a of the German Securities Trading Act (“WpHG”);

•	for which a pooling has been arranged in which the owner has an interest;

•	managed or kept in safe custody by a third party for the account of the owner;

•	held by a company which the owner controls as defined by section 290(2) of the German Commercial Code (HGB); and

•	subject to a statutory or contractual qualifying period of at least six months.

This does not include shareholdings of:

•	asset managers and trust companies;

•	funds and pension funds; and

•	investment companies or foreign investment companies in their respective special fund assets insofar as they are held as part of short-term investment strategies and the size of a shareholding does not exceed 25% of a company’s share capital. This does not apply to shareholdings held by venture capital companies, government funds or shareholdings held by their financial agencies, or supranational funds.

In this context, shares for which the acquirer has at the time of purchase clearly and publicly stated that strategic goals are being pursued and that the intention is to influence the company policies and ongoing business of the company in the long-term are not considered a short-term investment. In addition, shares having been acquired through a public purchase offer will not be considered a short-term investment.

2. Shares of an owner that are subject to a statutory or contractual qualifying period of at least six months with regard to their disposal and shares held by the issuing company (treasury shares) are — irrespective of the size of a shareholding — always considered fixed holdings.

3. In the case of an ongoing takeover, shares that are under the control of the overtaking companies via derivatives will also be considered for the determination of the stock’s free float. The derivatives need to be subject to registration and correspondingly registered according to legislation in WpHG and the German Securities Acquisition and Takeover Act (“WpÜG”).The various criteria in nos. 1 to 3 are also fully applied to classes of shares that are subject to restrictions of ownership. For the purpose of the determination of the free float as described above, each ISIN under which shares are traded is considered a separate share class.

If Deutsche Börse determines and publishes a company’s free float within the framework of a scheduled chaining, this free float factor will only be changed or corrected at the next scheduled chaining date. This is also the case if Deutsche Börse learns of facts or circumstances following the determination of the free float that would have resulted in the determination of a different free float factor had they been known at the time of the determination. Deutsche Börse will, however, provide information on the correction to be made to the free float factor at the next scheduled chaining date immediately after becoming aware of such facts or circumstances.

Index Composition

Selection Criteria

The basic criteria for including companies in the DAXK Index are:

•	an existing listing in the Prime Standard segment (i.e. there is no public information on the existence of an application for revocation pursuant to Section 46 of the Exchange Rules for the FWB® Frankfurt Stock Exchange (the “FWB Exchange Rules”), which provides for revocation of admission of securities to the regulated market (General Standard) upon application by the issuer);

•	continuous trading on Deutsche Börse’s electronic trading system Xetra®;

•	a minimum free float of 10%;

•	legal headquarters or operating headquarters in Germany; and

•	a minimum period since first listing of at least 30 trading days

Operating headquarters is defined as the location of management or company administration, in part or in full. If a company has its operating headquarters in Germany, but not its registered office, this must be publicly identified by the company. The major trading turnover requirement is met if at least 33% of aggregate turnover inside the EU/EFTA over the past twelve months took place on the Frankfurt Stock Exchange, including Xetra®.

To preserve the character of the DAXK Index, the Board reserves the right to exclude certain companies from the DAXK Index in coordination with the Committee. One possible reason for such an exclusion could be that the applicable company is a foreign holding company with headquarters in Germany, but a clear focus on business activities abroad.

There is expanded criteria for foreign companies, under which foreign companies must:

•	have a registered office in Germany (other than the registered office this can also be an operating headquarter); or

•	have their focus of trading volume on Xetra® and their legal headquarters in the European Union (“EU”) or in a European Free Trade Association (“EFTA”) country.

A company focuses its trading volume on Xetra® if at least 33% of its total turnover within the EU or the EFTA has been transacted via the FWB® Frankfurt Stock Exchange over the last 12 months. The total turnover includes the turnover of all stock listings belonging to a company that arise due to trading on regulated exchanges and multilateral trading facilities.

Companies that satisfied the prerequisites listed above are selected for inclusion in the DAXK Index based on the quantitative criteria of order book volume and free float market capitalization. The reporting date for collecting data is the last trading day of the month for which the ranking list is created. The ranking list is created and published monthly by Deutsche Börse.

Creating the Ranking List

To create the ranking list, the parameters relevant for the allocation of a rank — order book volume and free float market capitalization — are recorded and the basis criteria are checked on the recording date (last trading day of the month).

A volume-weighted average price (“VWAP”) over 20 trading days (20-trading day VWAP) is used to calculate the free float market capitalization. This is calculated as the average value of daily VWAPs based on Xetra® prices of the last 20 trading days in a class. The 20-trading day VWAP on the last trading day of a month is used to create the ranking list.

The order book volume is the sum of the daily turnover of a class over a period of twelve months. The following special provisions apply:

•	if the order book volumes of a company are not available for the whole twelve-month period due to the time of its commencement of trading or its initial listing on one of the transparency standards, the order book volumes of the first 20 trading days are taken away and the remainder of the relevant data is linearly projected for twelve months. This procedure, however, is only applicable to companies that have been traded for at least 30 days as per the reporting date, taking order book volumes of at least ten days into account for projection purposes;

•	if the transparency standard is changed (Scale segment, General and Prime Standard), the order book volumes from the original transparency standard are taken into account; and

•	in the case of a merger of two companies, the order book volumes of both companies are aggregated, provided that both companies were listed on the Frankfurt Stock Exchange prior to the merger. A requirement for aggregating order book volumes is that the company or companies that no longer exist are no longer listed separately on one of the transparency standards (Prime, General, Standard, Scale segment or Basic Board) on the FWB® Frankfurt Stock Exchange. The order book volumes are aggregated retroactively at this point for the allocation of a rank.

Inclusion in the Ranking List

All of the share classes listed on Prime Standard on Xetra® are listed on the ranking list. A ranking is given to the share classes that meet the selection criteria outlined above. Companies that are first listed on Xetra® have additionally to be listed for a minimum of at least 30 trading days. Classes that do not meet the above criteria given are listed on the ranking list but do not receive a ranking. Each ISIN under which shares in a company are traded is considered a separate class in this regard. If a company has several share classes, only the largest or most liquid share class is given a ranking.

If subscription rights issued as part of a capital increase are of value on the date of creating the ranking list, the market capitalization shown on the ranking list will be determined in consideration of the capital increase. In this case, an acceptance ratio of 100% is assumed.  If the share capital at the end of the subscription period differs from this, the market capitalization will be adjusted accordingly.

Exclusion from Ranking

1. A company can be removed from the DAXK Index immediately if its index weight based on its current free float market capitalization exceeds 10% and its annualized 30-day volatility (annualized volatility of the share price over the last 30 days) exceeds 250%. The relevant figures are published by Deutsche Börse on a daily basis. A company that is excluded from the DAXK Index due to a violation of the volatility criterion will be considered for a ranking only if its 30-day volatility falls below 150% at the time of ranking and on any of the 14 trading days prior to this date. Re-inclusion in the ranking is also possible only for the company’s class which was excluded from the DAXK Index.

2. If a foreign company does not meet the trading criteria on Xetra® on the monthly ranking list, the company will not be ranked. A foreign company will only be ranked once it meets the trading criteria on Xetra® again.

3. To ensure the position of the DAXK Index as a leading equity index, Deutsche Börse reserves the right to exclude certain companies from being ranked on the ranking list after consultation with the Committee. An appropriate reason for such an exclusion may be, for example, the fact that it is a foreign company with the holding’s headquarters in Germany but the focus of its business activity is abroad.

Adjustments to Index Composition

The index composition of the DAXK Index is reviewed quarterly based on the Fast Exit and Fast Entry rules. The index composition of the DAXK Index is reviewed every September based on the Regular Exit and Regular Entry rules.

The purpose of the review on the basis of the Fast Exit and Fast Entry rules is to account for significant changes in rankings. These changes may occur when companies no longer possess the required size (free float market capitalization) or liquidity (order book volume), which may arise due to large issues (e.g., major changes in the free float or a steep price drop) and should be taken into consideration promptly in the index.

The “Overview of rules” table shows when and how the rules detailed below apply.

Overview of rules

FF MCap: free float market capitalization

OB volume: Order book volume

DAXK Index	Candidate rank FF MCap/OB volume	Alternate candidate rank FF MCap/OB volume	Mar	Jun	Sep	Dec
Fast Exit	45/45	35/35; 35/40; 35/45	X	X	X	X
Fast Entry	25/25	35/35	X	X	X	X
Regular Exit	40/40	35/35			X
Regular Entry	30/30	35/35			X

The selection of companies in the DAXK Index is based on the quantitative criteria of free float market capitalization and order book volume. The currently valid ranking list always forms the basis for the application of the rules outlined below. The four rules are applied successively.

•	Fast Exit: a company in the DAXK Index is replaced if it has a worse rank than the “candidate rank” in one of the two criteria of free float market capitalization or order book volume (see the “Overview of rules” table; for example, greater than 45 in the free float market capitalization criterion or greater than 45 in the order book volume criterion in the DAXK Index ranks). It is replaced by the company with the highest free float market capitalization that has the corresponding ranking positions for both criteria in the “alternate candidate rank” stated in the “Overview of rules” table (e.g., less than or equal to 35) If there are no companies that meet these conditions, the successor is determined by relaxing the order book volume criterion twice gradually, each time by five ranks (e.g., 35/40 then 35/45 in the DAXK Index ranks). If there is still no company that meets the criteria, the company with the highest free float market capitalization is determined as the successor.

•	Fast Entry: a company in the DAXK Index is included if it has the same or better rank than the “candidate rank” in both the free float market capitalization and order book volume criteria (e.g., less than or equal to rank 25 for the free float market capitalization criterion and less than or equal to rank 25 in the order book volume criterion in the DAXK Index ranks). The company with the lowest free float market capitalization that is ranked worse than the “alternate candidate rank” in one of the criteria is excluded (e.g., greater than 35 in one of the two criteria in the DAXK Index ranks). If there are no companies in the selection index that meet these criteria, the company with the lowest free float market capitalization is removed from the selection index.

•	Regular Exit: a company in the DAXK Index may be replaced if it has a worse rank than the “candidate rank” in one of the two criteria of free float market capitalization or order book volume (for example, greater than 40 in the free float market capitalization criterion or greater than 40 in the order book volume criterion in the DAXK Index ranks). It may be replaced by the company with the highest free float market capitalization that has the corresponding ranking positions for both criteria in the “alternate candidate rank” stated in the “Overview of rules” table for the DAXK Index (e.g. less than or equal to 35). If no successor can be determined, no change takes place.

•	Regular Entry: a company in the DAXK Index may be included if it has the same or better rank than the “candidate rank” in both the free float market capitalization and order book volume criteria (e.g., a smaller than or equal to rank 30 for the free float market capitalization criterion and smaller than or equal to rank 30 in the order book volume criterion in the DAXK Index ranks). The company with the lowest free float market capitalization that is ranked worse than the “alternate candidate rank” in one of the criteria may be excluded (e.g., greater than 35 in one of the two criteria in the DAXK Index ranks). If no alternate candidate can be determined, no exchange takes place.

In principle, the following applies to all four rules: If several companies fulfill the criteria, the best/ worst candidate in terms of free float market capitalization is included/replaced.

In exceptional cases, for example, takeovers announced at short notice or significant changes in the free float, Deutsche Börse may deviate from rules 1-4 mentioned above. The Committee can be consulted as an advisory council. Furthermore, Deutsche Börse may also decide to undertake a market consultation.

Decisions regarding changes to the composition of the DAXK Index are published after 10 p.m. CET on the third trading day in March, June, September and December in a press release and online at www.DAX-indices.com.  We make no representation or warranty as to the accuracy or completeness of such information. Information contained in such website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Actions in Case of Shortfalls or Surpluses

It may be the case that there is a shortfall in the DAXK Index during the index review. This may occur when a company no longer meets the basic criteria. An example would be a company publicly announcing the discontinuation of the Prime Standard listing. Remaining in the DAXK Index is, therefore, no longer justified, however this will only take effect in the next regular review. In this case, the company would be removed during the regular review before the application of the four rules above. Consequently there would be a shortfall in the selection index.

If a shortfall exists in the DAXK Index, this shortfall is treated as a Fast Exit. Consequently, the Fast Exit rule of the DAXK Index is applied. In this case, the company which caused the shortfall is considered the Fast Exit candidate. A company that, in turn, could be accepted into the DAXK Index is found using the Fast Exit rule.

The DAXK Index is restored to the fixed number of companies before the four rules are applied (Fast Exit, Fast Entry, Regular Exit, Regular Entry). The aim of this is to ensure that the DAXK Index contains the designated number of companies before the review of the DAXK Index is performed.

Extraordinary Index Review

Notwithstanding the rules on ordinary adjustment, extraordinary changes to the composition must be made if the events described below take place. A successor is selected based on the currently applicable, i.e., most recently published ranking list and the rules for an ordinary adjustment. The changes in principle take place after the announcement with a notice period of two trading days.

Insolvency of Companies

•	Companies for which insolvency proceedings are not initiated for lack of assets, or which are currently in liquidation, are immediately removed from the DAXK Index.

•	In contrast, companies that have filed an application for the opening of insolvency proceedings are only removed from the DAXK Index in the course of the next quarterly review of the index composition. This also holds true once the insolvency proceedings begin.

Breach of the Basis Criteria

•	Companies no longer meeting the basis criteria necessary in order to remain in the DAXK Index (e.g., regarding the minimum free float, a Scale segment, General or Prime Standard listing or continuous trading) are removed from the DAXK Index as Deutsche Börse becomes aware of this. This is done based on the “fast exit” rule. Deutsche Börse communicates this decision and replaces the relevant company, usually two full trading days after the announcement. In justified cases (e.g., in the event of the inclusion of the successor company in the DAXK Index), the replacement can be delayed by up to ten trading days. Where non-compliance with these rules on a future date is already certain, the relevant company may be replaced as early as on the next chaining date.

•	Companies that no longer meet the additional requirements for foreign companies will not be immediately removed from the DAXK Index, but will be reviewed during the next quarterly review.

Breach of the Volatility Criteria

•	A company can be removed immediately if its DAXK Index weight based on its current free float market capitalization exceeds 10% and its annualized 30-day volatility exceeds 250%. The relevant figures are published by Deutsche Börse on a daily basis.

Conversion of Preferred Shares into Ordinary Shares

•	If the ordinary shares are already included in the DAXK Index, then no chaining is carried out. The number or shares remains unchanged until the next chaining date.

•	If preferred shares are already included in the DAXK Index, then the ordinary shares are included in the DAXK Index, taking the place of the preferred shares. The number of ordinary shares and the free float factor are adopted from the class of the preferred shares, and are subject to adjustment only on the next regular chaining date. If the conversion occurs in the ratio 1:1, no further amendments will be carried out. In all other cases, the mathematical price difference will be balanced by the Ci factor described under “Index Calculation” below.

Extraordinary Free Float Adjustments

•	If the free float factor of a company included in the DAXK Index changes by more than 10 percentage points during the period between two regular chaining dates due to a corporate measure (e.g., subscription right or changes in share capital), the free float factor will be updated extraordinarily. Deutsche Börse will announce the new free float factor at least two trading days before the change becomes effective.

•	Free float adjustments resulting from ongoing acquisitions (acquisitions as defined by the WpÜG) will be made extraordinarily in the DAXK Index after the initial announcement and the final announcement at the end of the offer period. DAXK Index changes will be announced two trading days before the change becomes effective. Shares held in fixed ownership will remain unchanged until further information, i.e., according to the WpHG or other official sources, is available.

•	The extraordinary adjustment in each case will be carried out as described above, with the only difference that the index composition will not be changed and only the free float factor of the affected company will be updated.

Adjustments in the Case of Mergers and Acquisitions

Two possible scenarios may occur in this context:

•	If the absorbing or emerging company meets the basis criteria for inclusion in the DAXK Index, then as soon as the free float of the absorbed company falls below 10%, the company is removed from the DAXK Index. The absorbed company is replaced by the absorbing or emerging company on the same date.

•	If the absorbing company is already included in the DAXK Index or does not meet the basis criteria for inclusion in the DAXK Index, then as soon as the free float of the absorbed company falls below 10%, the company is removed from the DAXK Index. On the same date, the absorbed company is replaced by a new company.

Conversion into Tendered Shares

The conversion of tendered shares is subject to the following process during the period between the first offer and the closing of the transaction:

•	If the company being taken over is a component in the DAXK Index, the company’s shares in the DAXK Index will be replaced by the tendered shares without chaining if the acceptance rate is at least 50% (according to section 23 WpUG). The number of shares and the free float factor are assumed by the replaced shares and modified during the next regular chaining. A requirement for this replacement is that the tendered shares , as well as the shares that the tendered shares will be converted into, fulfill the basis criteria to remain in the DAXK Index and the new or acquiring company is not included in the DAXK Index.

•	In the event that the transaction is reversed, the tendered shares will be removed from the DAXK Index and reverted into the company’s original shares in the DAXK Index.

Index Calculation

The DAXK Index is weighted by market capitalization; however, only freely available and tradable shares (“free float”) are taken into account. The DAXK Index is a price index, which measures the actual price performance and is only adjusted for income from subscription rights and special distributions.

The Index Formula

The DAXK Index is conceived according to the Laspeyres formula set out below:

whereby:

cit	=	Adjustment factor of company i at time t

ffiT	=	Free float factor of share class i at time T

n	=	Number of shares in the DAXK Index

pi0	=	Closing price of share i on the trading day before the first inclusion in the DAXK Index

piT	=	Price of share i at time t

qi0	=	Number of shares of company i on the trading day before the first inclusion in the DAXK Index

qiT	=	Number of shares of company i at time T

t	=	Calculation time of the DAXK Index

KT	=	The chaining factor valid as of chaining date T

T	=	Date of the last chaining

The formula set out below is equivalent in analytic terms, but designed to achieve relative weighting:

The DAXK Index calculation can be reproduced in simplified terms by using the expression Fi:

•	Multiply the current price by the respective Fi weighting factor;

•	Take the sum of these products; and

•	Divide this by the base value (A) which remains constant until a modification in the DAXK Index composition occurs.

The Fi factors provide information on the number of shares required from each company to track the portfolio of the DAXK Index.

Calculation Frequency

DAXK Index calculation is performed on every exchange trading day of FWB® Frankfurt Stock Exchange, using prices traded on Deutsche Börse’s electronic trading system Xetra®, whereby the last determined prices are used. The DAXK Index is calculated once a day, at the close of trading. The DAXK Index is distributed as soon as current prices are available for all companies included in the DAXK Index (but no later than 9:06 a.m.). If no opening prices for individual companies are available, the respective closing prices of the previous day are used instead to calculate the DAXK Index.

In the event of a suspension during trading hours, the last price determined before such a suspension is used for all subsequent computations. If such suspension occurs before the start of trading, the closing price of the previous day is taken instead. The “official” closing index level is calculated using the respective closing prices (or last prices) established on Xetra®.

Adjustments and Corrections

The DAXK Index is only adjusted for income from subscription rights and special distributions.

The working committee of Deutsche Börse reserves the right to correct any incorrect index values with immediate effect after becoming aware of such incorrect index values. A historical correction is usually applied as of the start of the calculation of the current business day. Deutsche Börse will inform the general public of any such corrections immediately.

Licensing Agreement with Deutsche Börse

The DAXK Index are a registered trademark of Deutsche Börse. The securities are neither sponsored nor promoted, distributed or in any other manner supported by Deutsche Börse (the “licensor”). Neither the publication of the DAXK Index by the licensor nor the granting of a license regarding the DAXK Index as in connection with the securities or other securities or financial products that are derived from the DAXK Index, represents a recommendation by the licensor for a capital investment or contains in any manner a warranty or opinion by the licensor with respect to the attractiveness on an investment in the securities.

The Russell 2000® Index

For additional information on the Russell 2000® Index, see “The Reference Indices—The FTSE Russell Indices—The Russell 2000® Index” in any accompanying underlying supplement.

Historical Information

The following graphs set forth the historical performance of the Underlyings based on the Closing Level of each Underlying from January 2, 2008 through January 2, 2018. The actual Coupon Barrier and Downside Threshold for each Underlying will be based on the Closing Level of such Underlying on the Trade Date. We obtained the historical information below from Bloomberg, without independent verification.

You should not take the historical levels of the Underlyings as an indication of future performance of the Underlyings or the Notes. Any historical trend in the levels of the Underlyings during any period set forth below is not an indication that the levels of the Underlyings are more or less likely to increase or decrease at any time over the term of the Notes.

For additional information on the DAXK Index and the Russell 2000® Index, see “The Underlyings” herein.

The Closing Level of the DAXK Index on January 2, 2018 was 6100.35. The dotted purple line on the DAXK Index graph represents its hypothetical Coupon Barrier and Downside Threshold.

The Closing Level of the Russell 2000® Index on January 2, 2018 was 1550.011. The dotted purple line on the Russell 2000® Index graph represents its hypothetical Coupon Barrier and Downside Threshold.

Correlation of the Underlyings

The following graph sets forth the historical performances of the DAXK Index and the Russell 2000® Index from January 2, 2008 through January 2, 2018, based on the daily Closing Levels of the Underlyings.  For comparison purposes, each Underlying has been normalized to have a closing level of 100 on January 2, 2008 by dividing the Closing Level of that Underlying on each day by the Closing Level of that Underlying on January 2, 2008 and multiplying by 100.

We obtained the Closing Levels used to determine the normalized closing levels set forth below from Bloomberg, without independent verification. Historical performance of the Underlyings should not be taken as an indication of future performance. Future performance of the Underlyings may differ significantly from historical performance, and no assurance can be given as to the Closing Levels of the Underlyings during the term of the Notes, including on any Observation Date or on the Final Valuation Date. We cannot give you assurance that the performances of the Underlyings will result in the return of any of your initial investment.

PAST PERFORMANCE OF THE UNDERLYINGS IS NOT INDICATIVE OF FUTURE RESULTS.

The closer the relationship of the daily returns of a pair of Underlyings over a given period, the more positively correlated those Underlyings are. The graph above illustrates the historical performance of each of the Underlyings relative to the other Underlying over the time period shown and provides an indication of how close the relative performance of the daily returns of one Underlying has historically been to another. For additional information, see the information set forth under “Key Risks – Because the Notes are linked to the performance of more than one Underlying, there is a greater risk of Contingent Coupons not being paid and of you sustaining a significant loss on your investment” herein.

The lower (or more negative) the correlation between two Underlyings, the less likely it is that those Underlyings will move in the same direction and, therefore, the greater the potential for one of those Underlyings to close below its Coupon Barrier or Downside Threshold on an Observation Date or the Final Valuation Date, respectively. This is because the less positively correlated a pair of Underlyings are, the greater the likelihood that at least one of the Underlyings will decrease in value. This results in a greater potential for a Contingent Coupon not to be paid during the term of the Notes and for a loss of principal at Maturity. However, even if two Underlyings have a higher positive correlation, one or both of those Underlyings might close below its Coupon Barrier or Downside Threshold on an Observation Date or the Final Valuation Date, as both of those Underlyings may decrease in value together.

Credit Suisse determines the Contingent Coupon Rate for the Notes based, in part, on the correlation among the Underlyings, calculated using internal models at the time the terms of the Notes are set. As discussed above, increased risk resulting from lower correlation will be reflected in a higher Contingent Coupon Rate than would be payable on notes that have a higher degree of correlation.

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material United States Federal Income Tax Considerations.”

Due to the lack of any controlling legal authority, there is substantial uncertainty regarding the U.S. federal tax consequences of an investment in the Notes.  In the opinion of our counsel, Davis Polk & Wardwell LLP, it is reasonable under current law to treat the Notes for U.S. federal income tax purposes as prepaid financial contracts with associated coupons that will be treated as gross income to you at the time received or accrued in accordance with your regular method of tax accounting. However, our counsel has advised us that it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that alternative treatments are possible that could materially affect the timing and character of income or loss you recognize on the Notes.  Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the Trade Date.

Assuming this treatment of the Notes is respected and subject to the discussion in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result:

•	Any coupons paid on the Notes should be taxable as ordinary income to you at the time received or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

•	Upon a sale or other disposition (including retirement) of a Note, you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the Note. For this purpose, the amount realized does not include any coupon paid on retirement and may not include sale proceeds attributable to an accrued coupon, which may be treated as a coupon payment. Such gain or loss should be long-term capital gain or loss if you held the Note for more than one year.

We do not plan to request a ruling from the IRS regarding the treatment of the Notes, and the IRS or a court might not agree with the treatment described herein.  In particular, the Notes might be determined to be contingent payment debt instruments, in which case the tax consequences of ownership and disposition of the Notes, including the timing and character of income recognized, might be materially and adversely affected.  Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts.  Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  You should consult your tax advisor regarding possible alternative tax treatments of the Notes and potential changes in applicable law.

Non-U.S. Holders.  The U.S. federal income tax treatment of the coupons is unclear.  Except as provided below and in the accompanying product supplement under “Material United States Federal Income Tax Considerations—Securities Held Through Foreign Entities” and “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments,” we currently do not intend to treat coupons paid to a Non-U.S. Holder (as defined in the accompanying product supplement) of the Notes as subject to U.S. federal withholding tax, provided that the Non-U.S. Holder complies with applicable certification requirements. However, it is possible that the IRS could assert that such payments are subject to U.S. withholding tax, or that we or another withholding agent may otherwise determine that withholding is required, in which case we or the other withholding agent may withhold at a rate of up to 30% on such payments.

Moreover, as discussed under “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities.  Treasury regulations under Section 871(m), as modified by an IRS notice, exclude from their scope financial instruments issued in 2018 that do not have a “delta” of one with respect to any U.S. equity.  Based on the terms of the Notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the Notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m).  However, the final determination regarding the treatment of the Notes under

Section 871(m) will be made as of the Trade Date for the Notes and it is possible that the Notes will be subject to withholding tax under Section 871(m) based on circumstances on that date.

A determination that the Notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination.  Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to a U.S. equity to which the Notes relate.  You should consult your tax advisor regarding the potential application of Section 871(m) to the Notes.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should read the section entitled “Material United States Federal Income Tax Considerations” in the accompanying product supplement.  The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the Notes.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the Notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

Under the terms of a distributor accession confirmation with UBS Financial Services Inc., dated as of March 12, 2014, UBS Financial Services Inc. will act as distributor for the Notes. The distributor may receive a fee from Credit Suisse or one of our affiliates of $0.25 per $10 principal amount of Notes. For additional information, see “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

We expect to deliver the Notes against payment for the Notes on the Settlement Date indicated herein, which may be a date that is greater or less than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Trade Date, purchasers who wish to transact in the Notes more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.